UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                  Amendment No.

                             U S LABORATORIES INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    90333T105
                                 (CUSIP Number)

                                  JULY 6, 1999
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         X        Rule 13d-1(b)
        ---

        ---        Rule 13d-(c)

        ---        Rule 13d-1(d)







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CUSIP No. 90333T105                13G                           Page 2 of 5

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE  PERSON

         HORWITZ & ASSOCIATES, INC.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)

         (b)      X

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

               NUMBER OF                     5      SOLE VOTING POWER
                SHARES
             BENEFICIALLY                           Not Applicable
               OWNED BY
                 EACH
               REPORTING
                PERSON
                 WITH
                                             6      SHARED VOTING POWER

                                                     Not Applicable

                                             7      SOLE DISPOSITIVE POWER

                                                     Not Applicable

                                             8      SHARED DISPOSITIVE POWER

                                                    222,750

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           222,750

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                           Not Applicable


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CUSIP No. 90333T105                13G                           Page 3 of 5

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           6.98%

12 TYPE OF REPORTING PERSON

                           BD IA


Item 1. (a) Name of Issuer:

         U.S. LABORATORIES INC.

        (b) Address of Issuer's Principal Executive Offices:

        7895 CONVOY CT. SUITE 18 SAN DIEGO, CA 92111


Item 2. (a) Name of Person Filing:

         HORWITZ & ASSOCIATES, INC.

        (b) Address of Principal Business Office or, if none, Residence:

        630 DUNDEE ROAD SUITE 345 NORTHBROOK, IL 60062

        (c) Citizenship:

        DELAWARE

        (d) Title of Class of Securities:

        COMMON STOCK

        (e) CUSIP Number:

        90333T105

Item 3. Statement Filed Pursuant to Rule 13d-l(b), or 13d-2(b) or (c).

      (a) x Broker or dealer registered under Section 15 the Exchange Act.
      (b)   Bank as defined in Section 3(a)(6) of the Exchange Act.

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CUSIP No. 90333T105                13G                           Page 4 of 5


      (c)  Insurance company as defined in Section 3(a)(19) of the Exchange Act.
      (d) Investment company registered under Section 8 of the Investment Company Act.
      (e) X An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

      (f) ! An employee benefit plan or endowment fund in accordance with
                            Rule 13d-1(b)(1)(ii)(F);
      (g) ! A parent holding company or control person in accordance with
                            Rule 13d-1(b)(1)(ii)(G);
      (h) ! A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act;
      (i) ! A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
      (j) ! Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
      If this statement is filed pursuant to Rule 13d-1(c), check this box. !

Item 4. Ownership.

        (a) Amount beneficially owned:

                   222,750

        (b) Percent of class:

                   6.98%

        (c) Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote

                                 0

            (ii) Shared power to vote or to direct the vote

                                 0

           (iii) Sole power to dispose or to direct the disposition of

                                 0

            (iv) Shared power to dispose or direct the disposition of

                                 222,750

 CUSIP No. 90333T105                13G                           Page 5 of 5

 Item 5. Ownership of Five Percent or Less of a Class.

                                 Not Applicable.

 Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                                 Not Applicable

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                                 Not Applicable

 Item 8. Identification and Classification of Members of the Group.

                                 Not Applicable

Item 9.  Notice of Dissolution of Group.

                                 Not Applicable

Item 10. Certification.

         (a) By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not being held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12-31-1999


/s/Gerald A. Horwitz
--------------------
    [NAME]